Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Destination XL Group, Inc.:

We consent to the use of our reports dated March 18, 2016 with respect to the consolidated balance sheets of Destination XL Group, Inc. as of January 30, 2016 and January 31, 2015 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended January 30, 2016, and the effectiveness of internal control over financial reporting as of January 30, 2016 incorporated by reference herein.

/s/ KPMG LLP

Boston, Massachusetts
August 25, 2016